EXHIBIT 12

CINEMARK HOLDINGS, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2013	2014	2015	2016
Computation of Earnings:
Pretax income from continuing operations before equity income	$283,709	$241,182	$267,320	$319,541	$328,684
Add:
Fixed charges	207,107	215,489	207,100	207,914	204,523
Amortization of capitalized interest	496	496	496	496	496
Distributed income of equity investees	13,109	22,682	22,743	28,126	31,962
Less:
Capitalized interest	—	—	—	—	—

TOTAL EARNINGS	$504,421	$479,849	$497,659	$556,077	$565,665

Computation of Fixed Charges:
Interest expense	$118,873	$119,238	$108,453	$107,590	$102,821
Capitalized interest	—	—	—	—	—
Amortization of debt issue costs	4,792	5,476	5,245	5,151	5,492
Interest factor on rent expense	83,442	90,775	93,402	95,173	96,210

TOTAL FIXED CHARGES	$207,107	$215,489	$207,100	$207,914	$204,523

RATIO OF EARNINGS TO FIXED CHARGES (1)	2.44x	2.23x	2.40x	2.67x	2.77x

(1)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue costs and that portion of rental expense which we believe to be representative of the interest factor.